

ALEXANDRIA.

Contact: Joel S. Marcus
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
(626) 578-9693

ALEXANDRIA REAL ESTATE EQUITIES, INC.
REPORTS
THIRD QUARTER 2006 RESULTS

**- Company Reports Funds from Operations Per Share (Diluted) of $1.32, up 9%
over Third Quarter 2005, and Earnings Per Share (Diluted) of $0.56 -**

Highlights
- Third Quarter 2006 Funds from Operations (FFO) Per Share (Diluted) of $1.32 up 9%
- Third Quarter 2006 Total Revenues up 37%, FFO Available to Common Stockholders up 36%
- Third Quarter 2006 Earnings Per Share (Diluted) of $0.56
- Executed 36 Leases for 441,000 Square Feet
- Third Quarter 2006 GAAP Rental Rate Increase of 19%
- Third Quarter 2006 GAAP Same Property Revenues Less Operating Expenses up 2.2% Over Third Quarter 2005
- Added Nine Properties aggregating 1.2 Million Square Feet
- Added One Land Parcel with 24,000 Developable Square Feet
- Completed Redevelopment of Multiple Spaces at Four Properties aggregating 125,000 Square Feet
- Completed Ground-Up Development of One Property aggregating 127,000 Square Feet
- Commenced Ground-Up Development of One Property aggregating 133,000 Square Feet
- Closed $146 Million Fixed Rate Financing
- In October 2006, Closed $1.4 Billion Credit Facility Agreement Consisting of an $800 Million Unsecured Revolving Credit Facility and a $600 Million Term Loan
- In November 2006, Added a Campus with 185,000 Square Feet of Existing Space including a Land Bank providing for 425,000 of Developable Square Feet (which includes the Existing Space)

PASADENA, CA. – November 2, 2006 -- Alexandria Real Estate Equities, Inc. (NYSE: ARE) today announced operating and financial results for the third quarter 2006.

For the third quarter of 2006, we reported total revenues of $85,208,000 and FFO available to common stockholders of $35,230,000, or $1.32 per share (diluted), compared to total revenues of $62,026,000 and FFO available to common stockholders of $25,969,000, or $1.21 per share (diluted), for the third quarter of 2005. Comparing the third quarter of 2006 to the third quarter of 2005, total revenues increased 37%, FFO available to common stockholders increased 36% and FFO per share (diluted) increased 9%. For the nine months ended September 30, 2006, we reported total revenues of $224,283,000 and FFO available to common stockholders of $92,611,000, or $3.82 per share (diluted), compared to total revenues of $174,358,000 and FFO available to common stockholders of $75,097,000, or $3.60 per share (diluted) for the nine months ended September 30, 2005. Comparing the nine months ended September 30, 2006 to the nine months ended September 30, 2005, total revenues increased 29%, FFO available to common stockholders increased 23% and FFO per share (diluted) increased 6%.

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ALEXANDRIA REAL ESTATE EQUITIES, INC. REPORTS THIRD QUARTER 2006 RESULTS
Page 2

FFO is a non-GAAP measure widely used by publicly-traded real estate investment trusts. A reconciliation of GAAP net income available to common stockholders to FFO available to common stockholders, on both an aggregate and a per share diluted basis, is included in the financial information accompanying this press release. The primary reconciling item between GAAP net income available to common stockholders and FFO available to common stockholders is depreciation and amortization expense. Depreciation and amortization expense for the three months ended September 30, 2006 and 2005 was $19,973,000 and $14,073,000, respectively. Depreciation and amortization expense for the nine months ended September 30, 2006 and 2005 was $51,585,000 and $39,965,000, respectively. Net income available to common stockholders for the third quarter of 2006 was $14,942,000, or $0.56 per share (diluted), compared to net income available to common stockholders of $11,969,000, or $0.56 per share (diluted) for the third quarter of 2005. Net income available to common stockholders for the nine months ended September 30, 2006 was $40,814,000, or $1.68 per share (diluted), compared to net income available to common stockholders of $35,186,000, or $1.69 per share (diluted) for the nine months ended September 30, 2005.

For the third quarter 2006, we executed a total of 36 leases for approximately 441,000 square feet of space at 25 different properties (excluding month-to-month leases). Of this total, approximately 221,000 square feet were for new or renewal leases related to previously leased space and approximately 220,000 square feet were for redeveloped, developed or previously vacant space. Of the 220,000 square feet, approximately 115,000 square feet were delivered from our redevelopment or development programs, with the remaining approximately 105,000 square feet for previously vacant space. Rental rates for these new or renewal leases were on average approximately 19% higher (on a GAAP basis) than rental rates for expiring leases. For the nine months ended September 30, 2006, we executed a total of 85 leases for approximately 1,196,000 square feet of space at 46 different properties (excluding month-to-month leases). Of this total, approximately 552,000 square feet were for new or renewal leases related to previously leased space and approximately 644,000 square feet were for redeveloped, developed or previously vacant space. Of the 644,000 square feet, approximately 426,000 square feet were delivered from our redevelopment or development programs, with the remaining approximately 218,000 square feet for previously vacant space. Rental rates for new or renewal leases were on average approximately 14% higher (on a GAAP basis) than rental rates for expiring leases.

During the third quarter of 2006, we added nine properties aggregating approximately 1.2 million square feet. The aggregate contract price was approximately $626 million and included the assumption of secured notes payable of approximately $225 million and minority interests of approximately $37 million. Also during the third quarter of 2006, we added one land parcel with approximately 24,000 developable square feet. We paid approximately $1 million cash for this land parcel.

As of September 30, 2006, approximately 88% of our leases (on a square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area and other operating expenses, including increases thereto. In addition, as of September 30, 2006, approximately 5% of our leases (on a square footage basis) required the tenants to pay a majority of operating expenses. Additionally, as of September 30, 2006, approximately 91% of our leases (on a square footage basis) provided for the recapture of certain capital expenditures and approximately 89% of our leases (on a square footage basis) contained effective annual rent escalations that are either fixed or indexed based on the consumer price index or another index.

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Based on our current view of existing market conditions and certain current assumptions, we have updated our prior guidance for FFO per share (diluted) and earnings per share (diluted) as follows:

	2006
FFO per share (diluted)	$5.16
Earnings per share (diluted)	$2.22

Alexandria Real Estate Equities, Inc. is a publicly-traded real estate investment trust focused principally on the ownership, operation, management, acquisition and selective redevelopment and development for our Life Science Real Estate Niche[SM]. Our properties are designed and improved for lease primarily to institutional (universities and independent not-for-profit institutions), pharmaceutical, biotechnology, medical device, life science product, service, biodefense and translational research entities, as well as government agencies. Our asset base currently consists of 154 properties comprising approximately 10.9 million square feet plus an imbedded pipeline for the ground-up development of approximately 6.1 million additional square feet.

This press release contains forward-looking statements, including earnings guidance, within the meaning of the federal securities laws. Actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in our Annual Report on Form 10-K and our other periodic reports filed with the Securities and Exchange Commission.

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ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Income statement data				
Total revenues	$ 85,208	$ 62,026	$ 224,283	$ 174,358
Expenses				
Rental operations	19,868	13,950	49,641	38,836
General and administrative	6,653	5,993	19,374	15,180
Interest	19,041	13,160	50,223	35,729
Depreciation and amortization	19,973	13,744	51,416	39,338
	65,535	46,847	170,654	129,083
Minority interests' share of income	709	234	1,449	257
Income from continuing operations	18,964	14,945	52,180	45,018
Income from discontinued operations, net	-	1,046	701	2,235
Net income	18,964	15,991	52,881	47,253
Dividends on preferred stock	4,022	4,022	12,067	12,067
Net income available to common stockholders	$ 14,942	$ 11,969	$ 40,814	$ 35,186
Weighted average shares of common stock outstanding				
Basic	26,323,345	21,091,183	23,848,661	20,504,633
Diluted	26,714,050	21,486,731	24,268,236	20,857,755
Earnings per share - basic				
Continuing operations (net of preferred stock dividends)	$ 0.57	$ 0.52	$ 1.68	$ 1.61
Discontinued operations, net	-	0.05	0.03	0.11
Earnings per share - basic	$ 0.57	$ 0.57	$ 1.71	$ 1.72
Earnings per share - diluted				
Continuing operations (net of preferred stock dividends)	$ 0.56	$ 0.51	$ 1.65	$ 1.58
Discontinued operations, net	-	0.05	0.03	0.11
Earnings per share - diluted	$ 0.56	$ 0.56	$ 1.68	$ 1.69

(Continued on next page)

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Unaudited)

Funds from Operations

Generally accepted accounting principles ("GAAP") basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

The following table presents a reconciliation of net income available to common stockholders, the most directly comparable GAAP financial measure to FFO, to funds from operations available to common stockholders for the three and nine months ended September 30, 2006 and 2005 (in thousands, except per share data):

	Three Months Ended September 30, 2006		Three Months Ended September 30, 2005		Nine Months Ended September 30, 2006		Nine Months Ended September 30, 2005
Reconciliation of net income available to common stockholders to funds from operations available to common stockholders							
Net income available to common stockholders	$ 14,942	$	11,969	$	40,814	$	35,186
Add: Depreciation and amortization (1)	19,973		14,073		51,585		39,965
Add: Minority interests' share of income	709		234		1,449		257
Subtract: Gain on sales of property (2)	-		(36)		(59)		(36)
Subtract: FFO allocable to minority interest	(394)		(271)		(1,178)		(275)
Funds from operations available to common stockholders	$ 35,230	$	25,969	$	92,611	$	75,097
FFO per share							
Basic	$ 1.34	$	1.23	$	3.88	$	3.66
Diluted	$ 1.32	$	1.21	$	3.82	$	3.60
Reconciliation of earnings per share (diluted) to FFO per share (diluted)							
Earnings per share (diluted)	$ 0.56	$	0.56	$	1.68	$	1.69
Depreciation and amortization (1)	0.75		0.65		2.13		1.91
Minority interests' share of income	0.03		0.01		0.06		0.01
Gain on sales of property (2)	-		-		-		-
FFO allocable to minority interest	(0.02)		(0.01)		(0.05)		(0.01)
FFO per share (diluted)	$ 1.32	$	1.21	$	3.82	$	3.60

(1) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(2) Gain on sales of property relates to the disposition of one property in the New Jersey/Suburban Philadelphia market during the second quarter of 2006, two properties in the Suburban Washington D.C. market during the second quarter of 2006 and one property in the Southeast market during the third quarter of 2005. Gain on sales of property is included in the income statement in income from discontinued operations, net.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Supplemental Financial Information

(Dollars in thousands, except per share data)

(Unaudited)

Quarterly Supplemental Financial Information

	For the Three Months Ended								
	9/30/2006		**6/30/2006**		**3/30/2006**		**12/31/2005**		**9/30/2005**
Operational data									
Breakdown of revenues from continuing operations (a)									
Rental income	$	64,250	$	54,739	$	52,546	$	50,231	$ 47,523
Tenant recoveries		17,527		13,265		14,047		13,052	13,153
Other income		3,431		2,480		1,998		1,658	1,350
Total	$	85,208	$	70,484	$	68,591	$	64,941	$ 62,026
Funds from operations per share-diluted (b)	$	1.32	$	1.26	$	1.24	$	1.22	$ 1.21
Dividends per share on common stock	$	0.72	$	0.70	$	0.70	$	0.70	$ 0.68
Dividend payout ratio (common stock) (c)		59.6%		63.7%		57.0%		57.2%	59.0%
Straight-line rent	$	4,515	$	3,674	$	2,977	$	1,492	$ 3,020

	As of				
	9/30/2006	**6/30/2006**	**3/30/2006**	**12/31/2005**	**9/30/2005**
Other data					
Number of shares of common stock outstanding at end of period	28,957,698	26,387,076	22,555,587	22,441,294	22,437,761
Number of properties (d)					
Acquired/added/completed during period	10	5	6	6	5
Sold/reconstructed during period	-	(3)	-	-	(1)
Owned at end of period	151	141	139	133	127
Rentable square feet (d)					
Acquired/added/completed during period	1,343,365	386,776	380,043	415,978	301,458
Sold/reconstructed during period	-	(268,099)	-	-	(16,500)
Owned at end of period	10,633,286	9,289,921	9,171,244	8,791,201	8,375,223
Debt to total market capitalization (e)					
Total debt	$ 1,721,348	$ 1,305,103	$ 1,544,430	$ 1,406,666	$ 1,271,698
Preferred stock	194,142	193,866	193,917	192,419	196,420
Common stock	2,716,232	2,340,006	2,150,224	1,806,524	1,855,378
Total market capitalization	$ 4,631,722	$ 3,838,975	$ 3,888,571	$ 3,405,609	$ 3,323,496
Debt to total market capitalization	37.2%	34.0%	39.7%	41.3%	38.3%

(a) The historical results above exclude the results of assets "held for sale" which have been reflected as discontinued operations.

(b) See page 5 for a reconciliation of earnings per share (diluted) to FFO per share (diluted).

(c) Dividend payout ratio (common stock) is the ratio of the absolute dollar amount of dividends on our common stock (common stock shares outstanding on the respective record date multiplied by the related dividend per share) to funds from operations for the respective quarter.

(d) Includes assets "held for sale" during the applicable periods such assets were "held for sale".

(e) Debt to total market capitalization is the ratio of total debt (secured notes payable and unsecured line of credit and unsecured term loan) to total market capitalization. Total market capitalization is equal to outstanding shares of preferred stock and common stock multiplied by the related closing prices at the end of each period presented, plus total debt.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Condensed Consolidated Balance Sheets

(In thousands)

	September 30, 2006	December 31, 2005
	(Unaudited)	
Assets		
Rental properties, net	$ 2,683,222	$ 1,788,818
Properties under development and development land	326,392	329,338
Cash and cash equivalents	7,821	3,911
Tenant security deposits and other restricted cash	43,772	21,013
Tenant receivables	5,012	4,764
Deferred rent	62,820	54,573
Investments	72,096	82,010
Other assets	104,707	78,023
Total assets	$ 3,305,842	$ 2,362,450
Liabilities and Stockholders' Equity		
Secured notes payable	$ 1,169,348	$ 666,666
Unsecured line of credit and unsecured term loan	552,000	740,000
Accounts payable, accrued expenses and		
tenant security deposits	149,278	86,391
Dividends payable	24,692	19,478
Total liabilities	1,895,318	1,512,535
Minority interests	57,389	20,115
Stockholders' equity:		
Series B preferred stock	57,500	57,500
Series C preferred stock	129,638	129,638
Common stock	290	224
Additional paid-in capital	1,140,088	607,405
Accumulated other comprehensive income	25,619	35,033
Total stockholders' equity	1,353,135	829,800
Total liabilities and stockholders' equity	$ 3,305,842	$ 2,362,450

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Debt
September 30, 2006
(Dollars in thousands)
(Unaudited)
Principal Maturities / Rates

	Secured Debt			Unsecured Debt		
Year	Amount	Weighted Average Interest Rate (1)		Amount	Weighted Average Interest Rate (2)	
2006	$ 14,034	6.26%		$ -	-	
2007	85,144	6.23%		52,000	6.48%	(3)
2008	289,910	6.17%		-	-	
2009	45,955	6.26%		500,000	5.43%	(4)
2010	93,358	6.23%		-	-	
Thereafter	638,761	6.09%		-	-	
Subtotal	1,167,162			552,000		
Unamortized premium	2,186			-		
Total	$ 1,169,348			$ 552,000		

Secured and Unsecured Debt Analysis

	Balance	% of Balance	Weighted Average Interest Rate		Weighted Average Maturity
Secured Debt	$ 1,169,348	67.9%	6.26%		5.5 Years
Unsecured Debt	552,000	32.1%	5.53%	(5)	3.0 Years
Total Debt	$ 1,721,348	100.0%	6.02%		4.7 Years

Fixed and Floating Rate Debt Analysis

	Balance	% of Balance	Weighted Average Interest Rate		Weighted Average Maturity
Fixed Rate Debt	$ 949,741	55.2%	6.14%		6.2 Years
Floating Rate Debt - Hedged	500,000	29.0%	5.43%	(5)	3.2 Years
Floating Rate Debt - Unhedged	271,607	15.8%	6.70%		2.1 Years
Total Debt	$ 1,721,348	100.0%	6.02%		4.7 Years

(1) The weighted average interest rate related to our secured debt is calculated based on the outstanding debt as of October 1, 2006, and as of January 1st for each year thereafter.

(2) The weighted average interest rates related to our unsecured line of credit and unsecured term loan are calculated based on borrowings outstanding as of September 30, 2006.

(3) The unsecured line of credit matures in December 2007 and may be extended at our sole option for an additional one-year period.

(4) The unsecured term loan matures in December 2009. The weighted average interest rate includes the effect of our interest rate swap agreements.

(5) The weighted average interest rates include the effect of our interest rate swap agreements. See further detail of our interest rate agreements on page 9.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Interest Rate Swap Agreements [1]

September 30, 2006

(Dollars in thousands)

(Unaudited)

Transaction Dates	Effective Dates	Notional Amounts	Effective at Sept. 30, 2006	Interest Pay Rates (2)	Termination Dates
December 2003	December 30, 2005	$ 50,000	$ 50,000	4.150%	December 29, 2006
December 2003	December 29, 2006	50,000	-	5.090%	October 31, 2008
March 2004	December 31, 2004	25,000	25,000	2.956%	December 31, 2006
March 2004	December 31, 2004	25,000	25,000	2.956%	December 31, 2006
April 2004	April 28, 2006	50,000	50,000	4.230%	April 30, 2007
April 2004	April 30, 2007	50,000	-	4.850%	April 30, 2008
June 2004	June 30, 2005	50,000	50,000	4.343%	June 30, 2007
December 2004	December 31, 2004	50,000	50,000	3.590%	January 2, 2008
December 2004	January 3, 2006	50,000	50,000	3.927%	July 1, 2008
May 2005	December 30, 2005	25,000	25,000	4.120%	November 30, 2006
May 2005	June 30, 2006	50,000	50,000	4.270%	June 29, 2007
May 2005	November 30, 2006	25,000	-	4.330%	November 30, 2007
May 2005	June 29, 2007	50,000	-	4.400%	June 30, 2008
May 2005	November 30, 2007	25,000	-	4.460%	November 28, 2008
May 2005	June 30, 2008	50,000	-	4.509%	June 30, 2009
May 2005	November 28, 2008	25,000	-	4.615%	November 30, 2009
December 2005	December 29, 2006	50,000	-	4.730%	November 30, 2009
December 2005	December 29, 2006	50,000	-	4.740%	November 30, 2009
December 2005	January 2, 2008	50,000	-	4.768%	December 31, 2010
June 2006	June 30, 2006	125,000	125,000	5.299%	September 30, 2009
June 2006	October 31, 2008	50,000	-	5.340%	December 31, 2010
June 2006	October 31, 2008	50,000	-	5.347%	December 31, 2010
June 2006	June 30, 2008	50,000	-	5.325%	June 30, 2010
June 2006	June 30, 2008	50,000	-	5.325%	June 30, 2010
Total Notional Amount in Effect at September 30, 2006			$ 500,000		

(1) For all interest rate swap agreements, interest is received based on one month LIBOR.

(2) The interest pay rates represent the interest rate we will pay for one month LIBOR under the respective interest rate swap agreement. These rates do not include any spread in addition to one month LIBOR that is due monthly as interest expense under our unsecured line of credit and unsecured term loan.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Same Property Comparisons

(Dollars in thousands)

(Unaudited)

| | *GAAP Basis (1)* | | | | *Cash Basis (1)* | | |
| | Quarter Ended | | | | Quarter Ended | | |
	9/30/2006	9/30/2005	% Change		9/30/2006	9/30/2005	% Change
Revenue (2)	$ 54,327	$ 53,024	2.5%		$ 52,289	$ 50,184	4.2%
Operating expenses	12,733	12,323	3.3%		12,733	12,323	3.3%
Revenue less operating expenses	$ 41,594	$ 40,701	2.2%		$ 39,556	$ 37,861	4.5%

| | *GAAP Basis (1)* | | | | *Cash Basis (1)* | | |
| | Nine Months Ended | | | | Nine Months Ended | | |
	9/30/2006	9/30/2005	% Change		9/30/2006	9/30/2005	% Change
Revenue (2)	$ 142,160	$ 138,953	2.3%		$ 136,580	$ 131,161	4.1%
Operating expenses	32,318	31,920	1.2%		32,318	31,920	1.2%
Revenue less operating expenses	$ 109,842	$ 107,033	2.6%		$ 104,262	$ 99,241	5.1%

NOTE: This summary represents operating data for all properties that were owned and fully operating for the entire periods presented (the "Third Quarter Same Properties") for the Quarter periods and (the "Nine Months Same Properties") for the Nine Month periods. Same Property Occupancy for the quarters ended September 30, 2006 and 2005 was 94.7% and 94.0%, respectively. Same Property Occupancy for the nine months ended September 30, 2006 and 2005 was 94.7% and 94.4%, respectively. Properties under redevelopment are excluded from same property results. If the portion of redevelopment properties not under active redevelopment were included in the Same Property results, the percentage change in GAAP Basis and Cash Basis revenue less operating expenses associated with the Third Quarter Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses for the quarters ended September 30, 2006 and 2005 would have been 2.4% and 5.5%, respectively. If the portion of redevelopment properties not under active redevelopment were included in the Same Property results, the percentage change in GAAP Basis and Cash Basis revenue less operating expenses associated with the Nine Months Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses for the nine months ended September 30, 2006 and 2005 would have been 3.4% and 6.9%, respectively.

(1)   Revenue less operating expenses computed under GAAP is total revenue associated with the Third Quarter Same Properties and Nine Months Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses. Under GAAP, rental revenue is recognized on a straight-line basis over the respective lease terms. Revenue less operating expenses on a cash basis is total revenue associated with the Third Quarter Same Properties and Nine Months Same Properties, as applicable (excluding lease termination fees, if any) less property operating expenses, adjusted to exclude the effect of straight-line rent adjustments required by GAAP. Straight-line rent adjustments for the quarters ended September 30, 2006 and 2005 for the Third Quarter Same Properties were $2,038,000 and $2,840,000, respectively. Straight-line rent adjustments for the nine months ended September 30, 2006 and 2005 for the Nine Months Same Properties were $5,580,000 and $7,792,000, respectively. We believe that revenue less operating expenses on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates straight-line rent adjustments to rental revenue.

(2)   Fees received from tenants in connection with termination of their leases, if any, are excluded from revenue in the Same Property Comparisons.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Properties

(Dollars in thousands)

	September 30, 2006						June 30, 2006
	Number of Properties	Rentable Square Feet Operating	Rentable Square Feet Redevelopment	Rentable Square Feet Total	Annualized Base Rent [(1)]	Occupancy Percentage [(1)]	Occupancy Percentage [(2)]
Markets							
California - Los Angeles Metro	2	40,443	20,560	61,003	$ 882	86.4%	82.5%
California - San Diego	27	1,151,606	158,650	1,310,256	29,955	93.3%	94.0%
California - San Francisco Bay	21	1,493,891	88,400	1,582,291	44,853	94.4%	92.7%
Eastern Massachusetts	35	2,722,031	207,526	2,929,557	92,433	95.3%	96.3%
New Jersey/Suburban Philadelphia	8	443,349	-	443,349	8,906	96.6%	100.0%
Southeast	11	539,203	45,841	585,044	8,802	78.8% (3)	80.8% (3)
Suburban Washington D.C.	32	2,575,370	-	2,575,370	53,805	92.8%	93.1%
Washington - Seattle	12	837,335	12,719	850,054	24,937	89.0%	88.5%
International - Canada	3	296,362	-	296,362	6,490	100.0%	100.0%
Total Properties	151	10,099,590	533,696	10,633,286	$ 271,063	93.1% (4)	93.1% (5)

(1) Excludes spaces at properties totaling 533,696 square feet undergoing a permanent change in use to office/laboratory space through redevelopment.

(2) Excludes spaces at properties totaling 479,056 square feet undergoing a permanent change in use to office/laboratory space through redevelopment.

(3) Substantially all of the vacant space is office or warehouse space.

(4) Including spaces undergoing a permanent change in use to office/laboratory space through redevelopment, occupancy as of September 30, 2006 was 88.4%. See page 16 for additional information on our redevelopment program.

(5) Including spaces undergoing a permanent change in use to office/laboratory space through redevelopment, occupancy as of June 30, 2006 was 88.3%. See page 16 for additional information on our redevelopment program.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Quarter Ended September 30, 2006

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	40	372,316	$22.04	-	-	-	-
GAAP Basis	40	372,316	$21.17	-	-	-	-
Renewed/Releasable Space Leased							
Cash Basis	15	220,731	$21.09	$22.10	4.8%	$1.94	4.8 years
GAAP Basis	15	220,731	$19.69	$23.41	18.9%	$1.94	4.8 years
Month-to-Month Leases In Effect							
Cash Basis	15	58,335	$20.74	$20.74	-	-	-
GAAP Basis	15	58,335	$20.74	$20.74	-	-	-
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	21	219,719	-	$30.41	-	$6.83	5.9 years
GAAP Basis	21	219,719	-	$30.89	-	$6.83	5.9 years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	36	440,450	-	$26.25	-	$4.38	5.4 years
GAAP Basis	36	440,450	-	$27.14	-	$4.38	5.4 years
Including Month-to-Month Leases							
Cash Basis	51	498,785	-	$25.60	-	-	-
GAAP Basis	51	498,785	-	$26.39	-	-	-

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Nine Months Ended September 30, 2006

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	80	816,044	$23.81	-	-	-	-
GAAP Basis	80	816,044	$22.69	-	-	-	-
Renewed/Releasable Space Leased							
Cash Basis	40	551,804	$22.86	$24.04	5.2%	$3.21	4.6 years
GAAP Basis	40	551,804	$21.60	$24.60	13.9%	$3.21	4.6 years
Month-to-Month Leases In Effect							
Cash Basis	15	58,335	$20.74	$20.74	-	-	-
GAAP Basis	15	58,335	$20.73	$20.74	-	-	-
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	45	643,745	-	$30.67	-	$5.52	7.4 years
GAAP Basis	45	643,745	-	$33.11	-	$5.52	7.4 years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	85	1,195,549	-	$27.61	-	$4.45	6.1 years
GAAP Basis	85	1,195,549	-	$29.18	-	$4.45	6.1 years
Including Month-to-Month Leases							
Cash Basis	100	1,253,884	-	$27.29	-	-	-
GAAP Basis	100	1,253,884	-	$28.79	-	-	-

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Lease Expirations

September 30, 2006

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Aggregate Leased Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2006	44 [1]	440,647	4.7%	$23.21
2007	55	1,007,782	10.7%	$27.71
2008	37	717,550	7.6%	$26.85
2009	43	658,136	7.0%	$21.81
2010	34	795,862	8.5%	$26.50

	Square Footage of Expiring Leases	
Markets	2006	2007
California - Los Angeles Metro	9,100	3,653
California - San Diego	165,071	194,672
California - San Francisco Bay	34,614	184,030
Eastern Massachusetts	113,495	163,416
New Jersey/Suburban Philadelphia	-	-
Southeast	50,695	31,570
Suburban Washington D.C.	29,796	410,899
Washington - Seattle	37,876	19,542
International - Canada	-	-
Total	440,647 [1]	1,007,782

(1) Includes month-to-month leases for approximately 58,000 square feet.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Additions to and Dispositions of Properties

For The Quarter Ended September 30, 2006

(Dollars in thousands)

Markets	Acquisition Amount	Month of Acquisition	Rentable Square Feet
Additions to Operating Properties/Properties Under Redevelopment			
Eastern Massachusetts	$ 600,000 (1)	July	981,644
New Jersey/Suburban Philadelphia	21,050	September	50,000
Additions to Operating Properties	621,050		1,031,644
California - Los Angeles Metro	4,954	July	29,660
Eastern Massachusetts	- (1)	July	155,090
Additions to Properties Under Redevelopment	4,954		184,750
Total Additions to Operating Properties/Properties Under Redevelopment	$ 626,004		1,216,394

Markets	Acquisition Amount	Month of Acquisition	Developable Square Footage
Additions of Land:			
California - San Francisco Bay	$ 1,000	September	24,000
Total Additions of Land	$ 1,000		24,000

Markets	Disposition Amount	Month of Disposition	Rentable Square Feet
Dispositions:			
None	N/A	N/A	N/A

(1) Represents the purchase of a seven building campus for a total contract price of $600 million. The contract price of $600 million includes assumption of a secured note payable of approximately $225 million. One building totaling approximately 155,090 square feet is under active redevelopment.

Summary of Properties Under Ground-Up Development, Square Footage Under Redevelopment and
Square Footage Under Development/Pre-Construction
September 30, 2006

Markets	Estimated In-Service Dates	Rentable Square Footage	
Properties Under Ground-Up Development (1)			
California - San Francisco Bay	4Q07	154,000	(2)
California - San Francisco Bay	1Q09	133,000	
Washington - Seattle	4Q06	50,000	(3)
Total		337,000	
Square Footage Under Redevelopment (4)			
California - Los Angeles Metro	4Q08	20,560	
California - San Diego	4Q06	71,510	
California - San Diego	3Q07	87,140	
California - San Francisco Bay	1Q07	30,000	
California - San Francisco Bay	3Q07	58,400	
Eastern Massachusetts	1Q07	25,847	
Eastern Massachusetts	2Q07	26,589	
Eastern Massachusetts	4Q08	155,090	
Southeast	2Q08	45,841	
Washington - Seattle	4Q07	12,719	
Total		533,696	
Square Footage Under Development/Pre-Construction (5)		4,350,000	
Grand Total		5,220,696	

In accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34") and Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("SFAS 67"), we are required to capitalize direct construction, including pre-construction costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development, redevelopment or construction of a project. Pursuant to SFAS 34 and SFAS 67, capitalization of construction, development and redevelopment costs, including interest, is required while activities are ongoing to prepare an asset for its intended use. Pre-construction costs includes costs related to the development of plans and the process of obtaining entitlements and permits from government authorities. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Should development, redevelopment or construction activity cease, construction costs, including interest, would no longer be eligible for capitalization, under SFAS 34 and SFAS 67, and would be expensed as incurred. Interest mandated to be capitalized on ground-up development, active redevelopment and other construction projects, including development/pre-construction on certain land parcels, for the three months ended September 30, 2006, was approximately $9.7 million.

(1) The current construction cost of ground-up developments is expected to average between $250 and $350 per developable square foot. Our aggregate construction costs to date approximate $80 per developable square foot.
(2) This development project is partially leased and the balance of space is under negotiation.
(3) This development project is 100% leased.
(4) Our redevelopment program involves ongoing activities necessary for the permanent change of use of applicable redevelopment space to office/laboratory space. Spaces currently built out with laboratory improvements are generally not placed into our value-add redevelopment program. As required under GAAP, interest is capitalized on redevelopment properties on the basis allocable only to that portion of space actively undergoing redevelopment. The current construction cost of properties under redevelopment will average between $75 and $100 per square foot. In addition to properties under active redevelopment, as of September 30, 2006 our asset base contains imbedded opportunities for future permanent change of use to office/laboratory space through redevelopment aggregating approximately 1.1 million rentable square feet. See Summary of Imbedded Future Development and Redevelopment Square Footage on page 17.
(5) See Summary of Imbedded Future Development and Redevelopment Square Footage on page 17.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Imbedded Future Development and Redevelopment Square Footage

September 30, 2006

Markets	Development Square Footage		Redevelopment Square Footage	Total
	Imbedded Future Development and Redevelopment			
California - San Francisco Bay	3,553,000	(1)	138,000	3,691,000
California - San Diego	467,000	(2)	143,000	610,000
Suburban Washington D.C.	886,000	(3)	397,000	1,283,000
Eastern Massachusetts	225,000		185,000	410,000
Washington - Seattle	386,000	(4)	120,000	506,000
Other	384,000	(5)	157,000	541,000
Total Imbedded Future Development and Redevelopment Square Footage	5,901,000		1,140,000	7,041,000

The imbedded future development and redevelopment square footage shown above represents future ground-up development projects and future redevelopment (permanent change in use of applicable space to office/laboratory space) projects. A significant portion of our imbedded future development square footage is in the development/pre construction phase (entitlement, permitting, design, etc.). See discussion on SFAS 34 and SFAS 67 on page 16. The exact date of physical construction will depend on successful completion of development/pre-construction activities and management's assessment of overall market conditions. As required under GAAP, direct construction, interest, property taxes, insurance and other costs directly related and essential to the development/pre-construction, or construction of a project, is mandated to be capitalized during pre-construction when activities are ongoing to bring these assets to their intended use.

(1) Approximately 3.0 million developable square feet located in the San Francisco Bay market is in development/pre-construction.

(2) Approximately 350,000 developable square feet located in the San Diego market is in development/pre-construction.

(3) Approximately 590,000 developable square feet located in the Suburban Washington D.C. market is in development/pre-construction.

(4) Approximately 360,000 developable square feet located in the Seattle market is in development/pre-construction.

(5) Approximately 50,000 developable square feet is in development/pre-construction.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Summary of Capital Costs

For the Nine Months Ended September 30, 2006

(In thousands)

Property-related capital expenditures (1)	$	952
Leasing costs (2)	$	289
Property-related redevelopment costs (3)	$	81,610
Property-related development costs (3)	$	96,971

(1) Property-related capital expenditures include all major capital and recurring capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures, or costs related to the redevelopment of a property. Major capital expenditures consist of roof replacements and HVAC systems which are typically identified and considered at the time the property is acquired. Capital expenditures fluctuate in any given period due to the nature, extent or timing of improvements required and the extent to which they are recoverable from tenants. Approximately 91% of our leases (based on rentable square feet) provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we implement an active preventative maintenance program at each of our properties to minimize capital expenditures.

(2) Leasing costs consist of tenant improvements and leasing commissions related to leasing of acquired vacant space and second generation space.

(3) Amount includes leasing costs related to development and redevelopment projects.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Conference Call Information
For the Third Quarter Ended September 30, 2006

Alexandria Real Estate Equities, Inc. will be hosting a conference call to discuss its operating and financial results for the third quarter and nine months ended September 30, 2006:

Date: November 3, 2006

Time: 11:00 A.M. Pacific Standard Time

Phone Number: (719) 457-2692

Confirmation Code: 5973441